File No. 812-14797

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

NORTHERN LIGHTS FUND TRUST IV

And

MEASURED RISK PORTFOLIOS, INC.

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

AMENDED APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please direct all communications

regarding this Application to:                      Copy to:

Jennifer Farrell, Secretary	JoAnn Strasser
Northern Lights Fund Trust IV	Thompson Hine LLP
80 Arkay Drive, Suite 110	41 South High Street, Suite 1700
Hauppauge, NY 11788	Columbus, OH 43215

As filed with the Securities and Exchange Commission on August 14, 2017

This Application (including Exhibits) contains 16 pages.

The exhibit index appears on page 12.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

NORTHERN LIGHTS FUND TRUST IV

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

And

MEASURED RISK PORTFOLIOS, INC.

5405 Morehouse Drive, Suite 230

San Diego, CA 92121

File No. 812-14797

AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

NORTHERN LIGHTS FUND TRUST IV (the “Trust”) and Measured Risk Portfolios, Inc. (the “Initial Adviser”), on behalf of each series of the Trust that is a Fund as defined below (collectively, with the Trust and the Initial Adviser, the “Applicants”) hereby submit this amended application (the “Application”) to the U.S. Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Initial Adviser, subject to the approval of the board of trustees of the Trust (the “Board”)1, including a majority of those who are not “interested persons” of the Trust, the Funds (as defined below) or the Initial Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of a Fund or Funds (as defined below) pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds (as defined below) from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the exemptive relief sought hereby apply to the Applicants and any existing or future series of the Trust or any other registered open-end management company that (i) is advised by the Initial Adviser or any person controlling, controlled by, or under common control with the Initial Adviser or such other investment advisers or their successors (each, an “Adviser”)2, (ii) uses the manager of managers structure described in this Application (“Manager of Managers Structure”), and (iii) complies with the terms and conditions of the requested order (any such series, a “Fund” and collectively, the “Funds”). If the name of any Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the subadviser. The only existing registered open-end management investment company that currently intends to rely on the requested order is the Trust, which is named as an Applicant. The Measured Risk Strategy Fund is the only series of the Trust that currently intends to rely on the requested order as a Fund. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants seek this exemption to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Adviser would identify and select Subadvisers, evaluate Subadvisers, and allocate Fund assets to Subadvisers, and the Adviser would oversee the Subadvisers and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

___________________________

1 The term “Board” includes the board of trustees of any future Fund.

2 For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

I. BACKGROUND

A.                  The Trust

The Trust was organized as a Delaware statutory trust on June 2, 2015 and is registered under the 1940 Act with the Commission as an open-end management investment company. The Trust is organized as a series investment company and currently consists of seventeen effective series. One series of the Trust is advised by the Initial Adviser. Each of the Trust’s series has its own investment objectives, policies and restrictions. The Applicants are not requesting relief for any series other than those advised by the Adviser. The Board is currently comprised of four Independent Trustees and the selection and nomination of new or additional Independent Trustees is at the discretion of the existing Independent Trustees.

B.                   Services and Compensation of the Adviser

The Initial Adviser is a corporation organized under California law and is registered as an investment adviser, as defined in Section 2(a)(20)(A) of the 1940 Act, under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will also be registered under the Advisers Act. Any Subadviser will either be registered under the Advisers Act or not be subject to such registration. The Adviser will provide investment management services to the Funds and will oversee the performance of the Subadvisers engaged for the Funds who in turn will be responsible for the complete day-to-day investment management for all or a portion of the Funds’ portfolios. The Initial Adviser currently serves as an investment adviser to the following series of the Trust: the Measured Risk Strategy Fund.

Each Fund will be required to obtain shareholder approval before relying on the order requested in the Application as required in condition 1 below. At all times following shareholder approval of the Manager of Managers Structure, the prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement. The operation of the Measured Risk Strategy Fund in the manner described in the Application was approved by the sole initial shareholder before offering the Fund’s shares to the public. Before any future Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus that prominently discloses the operation of the Fund in the manner described in the Application, by the sole initial shareholder before offering the Fund’s shares to the public.

The Adviser will serve as investment adviser to each Fund pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).3 Under the terms of the Advisory Agreement, the Adviser will provide each Fund with overall investment management services, may provide day-to-day investment management services for a portion of any Fund, and will continuously review, supervise and administer each Fund’s investment program, subject to the supervision of, and policies established by, the Board. For the investment management services it will provide to each Fund, the Adviser will receive the fee specified in the Advisory Agreement from such Fund, payable monthly at an annual rate based on the average daily net assets of the Fund. The Advisory Agreement permits the Adviser to delegate certain responsibilities to one or more Subadvisers, subject to the approval of the Board.

Subject to Board review, the Adviser will be responsible for engaging Subadvisers, monitoring and evaluating Subadviser performance, and overseeing Subadviser compliance with the Fund’s investment objectives, policies and restrictions.4 The Adviser will select, monitor and evaluate Subadvisers for the Funds based primarily upon research, quantitative and qualitative analysis of a Subadviser’s skills and investment results in managing assets for specific asset classes, investment styles and strategies. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement. Payments will be made by the Adviser to a Subadviser based on the average daily value of the relevant sub-advised Fund’s net assets allocated to the Subadviser, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement, and accrued on a daily basis.

The terms of each Advisory Agreement will comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was or will have been approved by each Fund’s respective shareholder(s) and its Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Board and the shareholders of the respective Funds.

___________________________

3 “Advisory Agreement” includes advisory agreements with an Adviser for the Measured Risk Strategy Fund and any future Funds.

4 The Initial Adviser has hired a subadviser for the Measured Risk Strategy Fund in compliance with Section 15(a) for the 1940 Act including shareholder approval. In the future, additional Subadvisers may be hired using the criteria described in this Application. The Subadvisers are to provide advisory services for the Fund, subject to the conditions of this Application. As of the date of this Application, the Adviser has entered into a subadvisory agreements with Black Peak Capital, LLC. The Initial Adviser will be responsible for allocating the Measured Risk Strategy Fund’s assets to the Subadvisers and may also manage a portion of the Fund’s assets directly. Black Peak Capital, LLC are not and Subadvisers will not be an “affiliated person” of the Adviser, as that term is defined in Section 2(a)(3) of the 1940 Act.

2

The Adviser will supervise the overall investment program of each Fund and advise and consult with the Board, and each of the different Subadvisers. Subject to the review and approval of the Board, it will be the Adviser’s responsibility to select the Subadvisers, to allocate Fund assets among them, and to review their continued performance.

Subject to the supervision and direction of the Board and in addition to the day to day investment management services the Adviser may directly provide for a portion of any Fund, the Adviser will provide each Fund with investment management evaluation services principally by performing initial due diligence on prospective Subadvisers for the Fund and thereafter monitoring Subadviser performance. In evaluating prospective Subadvisers, the Adviser will consider, among other facts, each Subadviser’s: level of expertise; prior investment performance; investment process; investment philosophy; compliance programs; portfolio manager tenure; style; consistency; expenses; investment personnel; financial strength; quality of service; and client communications. The Adviser will communicate performance expectations and evaluations to the Subadvisers and ultimately recommend to the Board whether a Subadviser’s Subadvisory Agreement should be renewed, modified or terminated. The Adviser will negotiate and may renegotiate the terms of Subadvisory Agreements, including subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

C.                   The Subadvisers and the Subadviser Arrangements

The day-to-day portfolio investment management of each Fund may be provided by one or more Subadvisers.5 Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each Subadviser for a Fund will: furnish continuously an investment program for the Fund (or portion thereof) it advises in accordance with the Fund’s stated investment objective and policies; make investment decisions for the Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of the Fund (or portion thereof for which it provides investment advice). Each Subadviser, and any future Subadviser, will be registered with the Commission (or not subject to such registration) as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice. The Adviser evaluates, allocates assets to and oversees the Subadvisers and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

If the requested relief is granted, each Subadvisory Agreement will be approved by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act (other than the requirement to obtain shareholder approval). Each Subadviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Independent Trustees. Each Subadviser will perform its services pursuant to a written Subadvisory Agreement with the Adviser. This process will be repeated each time a new Subadviser is proposed for a Fund. The requested relief will not extend to any subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund, or the Adviser, other than by reason of serving as a Subadviser to one or more of the Funds or as an adviser or subadviser to any series of the Trust other than the Funds (“Affiliated Subadviser”). Moreover, if a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage. Currently, the Adviser intends to enter into Subadvisory Agreements only with Subadvisers other than Affiliated Subadvisers.

As required by Sections 15(a) and (c) of the 1940 Act, each Subadvisory Agreement will: (i) precisely describe all compensation paid to the Subadviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on not more than 60 days written notice to the Subadviser; and (iv) terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Subadvisers. The Adviser will be compensated from the Funds for its general management services (and portfolio management and securities selection services for the portions of each Fund that the Adviser may manage directly). The Adviser will compensate the Subadvisers out of the advisory fee paid by a Fund to the Adviser under the Advisory Agreement. The Subadvisers will be compensated by the Adviser for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portion of the Fund’s portfolio that the Subadviser manages directly.

D.                  The Requested Relief

___________________________

5 Under the terms of the Advisory Agreement, the Adviser will also have the authority to manage the assets of any Fund directly.

3

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and to make material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will continue to obtain the approval of the Board (including a majority of the Independent Trustees) when Subadviser changes are made, when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Fund will not be sought or obtained.6 The Advisory Agreement between the Adviser and the Trust, with respect to each Fund, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22 (c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 607(2)(a), (b) and (c) of Regulation S-X. Applicants believe that this relief should be granted for the following reasons: (1) the Adviser will operate each Fund for which a Subadviser serves as an investment adviser in a manner sufficiently different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each of these Subadvisers would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds advised by Subadvisers to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Funds advised by Subadvisers.

If the requested relief is granted, each Subadvisory Agreement will precisely describe the compensation the Subadviser will receive for providing services to the Fund, and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Subadvisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act; (2) the Subadvisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of a Fund on not more than sixty days written notice to the Subadviser; and (3) the Subadvisory Agreement will terminate automatically in the event of its assignment, as defined in Section 2(a)(4) of the 1940 Act.

II. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.                  Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it shall be unlawful for any person to serve or act as investment adviser of a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, . . . has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” Rule 18f-2(c)(2) further provides that if any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by Rule 18f-2(c)(1), the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less. Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as “(A) any person...who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities...and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)...” These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage all or a portion of the assets of a Fund or a new or materially amended contract is entered into with an existing Subadviser.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is: (i) necessary or appropriate in the public interest; (ii) consistent with the protection of investors; and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

___________________________

6 Applicants acknowledge that subadvisory agreements (and amendments) that are with Affiliated Subadvisers or which raise the aggregate advisory rate fees charged to the Fund will remain subject to shareholder vote regardless of any exemptive relief granted.

4

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trust, on behalf of any one or more of the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or entering into a new or materially amending a Subadvisory Agreement with an existing Subadviser.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.	Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Funds, which use Subadvisers, will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The Adviser is free to retain or terminate those portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of the Funds, the Adviser will typically not, but reserves the right to, make the day-to-day investment decisions for the Funds. Instead, the Adviser will establish an investment program for each Fund consisting of (1) selecting, supervising and evaluating the Subadvisers who make the day-to-day investment decisions for all or portions of the Fund’s assets, a service that the Adviser believes will add value to the investments of Fund shareholders because the Adviser will be able to select those Subadvisers suited to manage a particular Fund in light of the Fund’s strategies and the market sectors in which the Fund invests, and (2) making the day-to-day investment decisions for any portion of the Fund that it directly advises, as applicable.

From the perspective of the shareholder, the role of the Subadvisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional registered investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives, strategies, policies, and restrictions and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about their Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the Board to select Subadvisers that are suited to achieve the Fund’s investment objectives. Shareholders also rely on the Adviser for the overall management of a Fund and the Fund’s total investment performance. Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate all Subadvisers out of the advisory fees that the Adviser will receive from the Funds. Under a traditional fund structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and the Funds when shareholders of a traditional fund are not required to approve the substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Trust on behalf of one or more of the Funds, shareholders would be required to approve the new Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of the Fund would have to approve the change. Moreover, it would be illegal for the Fund to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds will pay the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, the Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an

5

impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Trust and the Fund – the affected Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of a Subadviser could be highly disruptive to the operations of a Fund.

b.                   Consistent with the Protection of Investors

Primary responsibility for managing a Fund, including the selection and supervision of the Subadvisers, will be vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement and any Subadvisory Agreement with an Affiliated Subadviser will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisers in the Adviser (subject to the approval of the Board) in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will be in possession of information necessary to select the most able Subadvisers. The Adviser believes that investors choose the Funds in part because of the added value to the Funds from the Adviser who has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors.

In evaluating the services that a Subadviser provides to a Fund, the Adviser will consider certain information, including, but not limited to, the following:

(1)	the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Funds;
(2)	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Funds, and the ability of the Subadviser to attract and retain capable personnel;
(3)	reports setting forth the financial condition and stability of the Subadviser; and
(4)	reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser typically will: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of each Subadviser’s compensation with respect to the Fund for which the Subadviser provides portfolio management services. Although only the Adviser’s fee is payable directly by the Fund, and each Subadviser’s fee is payable by the Adviser, the fees of all Subadvisers directly bear on the amount and reasonableness of the Adviser’s fee payable by the Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(5)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(6)	comparisons of the proposed fees to be paid by each Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and
(7)	data with respect to the projected expense ratios of each Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the Funds will continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund does and will include all information required by Form N-1A concerning the Subadvisers for that Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application). If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act. If a new Subadviser is retained in reliance on the requested order, the Funds will inform its shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund

6

will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and a Multi-manager Information Statement;7 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice or Multi-manager Notice and Multi-manager Information Statement, as applicable, is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

c.	Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the registered investment company’s investment objective, policies and restrictions, are the features that distinguish one registered investment company from another. The framers of the 1940 Act believed that if a registered investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreements and Subadvisory Agreements with Affiliated Subadvisers will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus for each Fund discloses that the Adviser is the primary provider of investment advisory services to the Fund. If the requested relief is granted, the prospectus for each Fund with one or more Subadvisers will disclose that the Adviser may hire or change Subadvisers for the Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination, and replacement. In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the registered investment company are relying on the investment adviser for the registered investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

B.                   Disclosure of Subadvisers’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its registration statement the method of calculating the advisory fee payable by a registered investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a

___________________________

7A “Multimanager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multimanager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multimanager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multimanager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multimanager Information Statement may be obtained, without charge, by contacting the Funds. A Multimanager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below). Multimanager Information Statements will be filed electronically with the Commission via the EDGAR system.

7

Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of

Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trust to disclose for a Fund (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadviser, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser. All other items required by Sections 6-07(2)(a),(b) and (c) of Regulation S-X will be disclosed.

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit the Funds to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. The Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds using one or more Subadvisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate the Funds using one or more Subadvisers in a manner substantially different from that of conventional investment companies. By investing in such a Fund, shareholders will hire the Adviser to manage the Fund’s assets in conjunction with using its investment subadviser selection and monitoring process, in addition to hiring its own employees to manage certain Fund assets directly, as applicable. The Adviser, under the overall supervision of the Board, will take ultimate responsibility for overseeing Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from the Fund out of which it will compensate all Subadvisers. Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.8

A Fund's prospectus will disclose the advisory fee paid to the Adviser from a Fund's assets, out of which the Adviser will compensate the Subadviser(s), if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

For the reasons stated above, the granting of the Applicants’ request for relief for Aggregate Fee Disclosure is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.                   Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the Trust and to several other fund complexes based on conditions substantially identical to those proposed herein. See, e.g., Series Portfolios Trust and Highmore Group Advisors, LLC, Investment Company Act Release Nos. 32660 (August 2,

___________________________

[8]The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

8

2016) (notice) and 32684 (August 30, 2016) (order) (“Highmore”); Managed Portfolios Trust and Port Street Investments, LLC, Investment Company Act Release Nos. 32201 (August 2, 2016) (notice) and 32245 (August 30, 2016) (order); Trust for Professional Managers and William Blair & Company, L.L.C., Investment Company Act Release Nos. 31435 (January 28, 2015) (notice) and 31464 (February 23, 2015) (order) (“Wm. Blair”); Trust for Professional Managers and Aurora Investment Management L.L.C., Investment Company Act Release Nos. 30510 (May 8, 2013) (order) and 30460 (April 12, 2013) (notice) (“Aurora”).

Applicants also note that the Commission has granted substantially the same relief from the voting and disclosure requirements of the rules and forms discussed herein to the applicants in Highmore, Wm. Blair, and Aurora.

III. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                   Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.                   The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.                   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of a new Subadviser pursuant to the Modified Notice and Access Procedures.

4.                   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.                   At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.                   When a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.                   Independent legal counsel, as defined in rule 01(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.                   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

9.                   Whenever a subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.                The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or part of a Fund’s assets; (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.                No trustee or officer of the Trust, or of a Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9

12.                Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.                Any new Subadvisory Agreement or any amendment to a Fund’s existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

14.                In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

IV CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V. PROCEDURAL MATTERS

Pursuant to Rule 02(f) under the Act, Applicants state that their respective addresses are as follows:

NORTHERN LIGHTS FUND TRUST IV 17605 Wright Street Suite 2 Omaha, Nebraska 68130	Measured Risk Portfolios, Inc. 5405 Morehouse Drive Suite 230 San Diego, California 92121

Please address all communications concerning this Application and the Notice and Order to:

JoAnn Strasser

Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215
Phone: (614)469-3265

Please address a copy of any communications, Notice and Order to:

Jennifer Farrell
Gemini Fund Services, LLC
80 Arkay Drive, Suite 110
Hauppauge, NY 11788
Phone: (631) 470-2778

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s amended and restated certificate of trust and amended and restated bylaws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Adviser are fully authorized under the Adviser’s certificate of incorporation and bylaws to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

10

NORTHERN LIGHTS FUND TRUST IV By: /s/ Wendy Wang Name: Wendy Wang Title: President
MEASURED RISK PORTFOLIOS, INC. By: /s/ Larry Kriemer Name: Name: Larry Kriesmer Title: President

August 14, 2017

11

EXHIBIT INDEX

Sequential
Page Number

A1	Authorizing Resolutions of Northern Lights Fund Trust IV.	A-1
B1	Verification of Northern Lights Fund Trust IV Pursuant to Rule 0-2(d)	B-1
B2	Verification of Measured Risk Portfolios, Inc. Pursuant to Rule 0-2(d)	B-2

EXHIBIT A1

NORTHERN LIGHTS FUND TRUST IV

WRITTEN CONSENT OF THE TRUSTEES

IN LIEU OF MEETING

June 28, 2017

Approval of Manager of Manger Exemptive Application

RESOLVED, that the Manager of Managers Exemptive Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order of exemption from Section 15(a) of the Act and Rule 18f-2 under the Act (the “Application”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers to manage all or a portion of the assets of the Funds, as defined in the Application, pursuant to an investment sub-advisory agreement with a sub-adviser; and (ii) materially amend an existing sub-advisory agreement; and an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(l)(ii), 2(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X to be filed with the SEC is approved for the Measured Risk Portfolios, Inc. in the form attached hereto; and

FURTHER RESOLVED, that the officers of the Trust are authorized to file or cause to be filed the Application, and any amendment thereto, with the U.S. Securities and Exchange Commission.

A-1

EXHIBIT B1

NORTHERN LIGHTS FUND TRUST IV

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states she has duly executed the attached Application dated August 14, 2017 for and on behalf of Northern Lights Fund Trust; that she is President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Wendy Wang Name: Wendy Wang Title: President

B-1

EXHIBIT B2

MEASURED RISK STRATEGY FUND
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated August 14, 2017 for and on behalf of Measured Risk Portfolios, Inc.; that he is the president of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Larry Kriesmer Name: Larry Kriesmer Title: President

B-2